April 14, 2023
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated 14 April 2023, of ESS Tech, Inc. and are in agreement with the statements contained in the first, second, third, and fourth paragraph on page two therein. Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page two therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s 2021 and 2022 financial statements. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP